EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,203	$1,089	$1,404	$1,257	$1,174	$993	$835
Fixed Charges	244	234	316	306	303	316	314
Capitalized Interest	(14)	(12)	(17)	(17)	(16)	(16)	(13)
Total Earnings	$1,433	$1,311	$1,703	$1,546	$1,461	$1,293	$1,136
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$237	$226	$306	$297	$293	$309	$308
Interest Factor in Rentals	7	8	10	9	10	7	6
Total Fixed Charges	$244	$234	$316	$306	$303	$316	$314

Ratio of Earnings to Fixed Charges	5.87	5.60	5.39	5.05	4.82	4.09	3.62

(A)
The term "earnings" shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period, (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries, and (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G. There were no preferred stock dividend requirements for any period presented.